FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
----------------------------------
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

BRF - BRASIL FOODS S.A. (current name of Perdigão S.A) Publicly Traded Company CNPJ n° 01.838.723/0001-27 Rua Jorge Tzachel, 475 Itajaí - SC	SADIA S.A. Publicly Traded Company CNPJ n°20.730.099/0001-94 Rua Senador Atílio Fontana, 86 Concórdia – SC

MATERIAL FACT

The management of BRF BRASIL FOODS S.A., formerly named Perdigão S.A. (“BRF” – Bovespa: PRGA3; NYSE: PDA) and SADIA S.A. (“SADIA” – Bovespa: SDIA3 e SDIA4; NYSE: SDA; LATIBEX: XSDI; and, together with BRF, the “Companies”), hereby announce that, under the terms of CVM Instruction nº 358/02, on August 18, 2009, special shareholder meetings of the Companies were duly called and held, and, among other matters, the Companies’ shareholders approved the merger of SADIA’s common and preferred shares by BRF, except for the shares held indirectly by BRF (the “Merger of Shares”), resulting in an increase of BRF’s share capital in the amount of R$2,335,484,255.61, through the issuance of 59,390,963 common shares, with no par value.

In exchange for each common and preferred merged share, 0.132998 registered common shares, with no par value, issued by BRF, will be allocated to each SADIA shareholder, as set forth in the Material Fact Notices published on May 19, 2009 and August 3, 2009.

The share capital of BRF, after the Merger of Shares, will be R$11,863,417,953.36 (eleven billion, eight hundred and sixty three million, four hundred and seventeen thousand, nine hundred and fifty three reais and thirty six cents), divided into 418,986,623 (four hundred million, nine hundred and eighty six thousand, six hundred and twenty three) common shares, with no par value.

As a result of the shareholder approval obtained at the meeting, BRF will directly and indirectly hold all the shares issued by SADIA, and this constitutes the last corporate phase of the business combination between BRF and SADIA, as contemplated in the Association Agreement referred to in the Material Fact Notice published on May 19, 2009, pending the decision of the Brazilian antitrust authorities.

Until September 18, 2009 (inclusive), SADIA’s shareholders, at their own discretion, may adjust their positions through sales and purchases, by means of private transactions or securities brokerage companies authorized to deal with the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros, in order to be owners of whole number of BRF’s shares after such period of time.

BRF shares that are not wholly allocated to each of SADIA’s shareholders will be placed on the market at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, through an auction, dividing the proceeds, proportionally, among the owners of fraction of shares. SADIA’s shareholders who hold positions resulting in fractions of shares and that have already indicated a bank account for deposit of dividends shall have the proceeds from the sale of such fractions immediately credited to the same bank accounts within 30 (thirty) business days from the receipt of funds arising from the disposal of shares corresponding to these fractions on the BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros. For those that have not indicated a bank account or have an outdated record, the amount corresponding to the sale shall remain available at the Depositary Institution – Banco Bradesco S.A., as of the same date, which will perform the payment upon presentation of the relevant identification or ownership documentation, as the case may be.

In compliance with the provisions of §1 of Article 137 of Law No. 6.404/76, SADIA’s dissenting common shareholders of the resolution approving the Merger of Shares may exercise their withdrawal rights with respect to the SADIA common shares they held on May 19, 2009, before the opening of trading, which was the date of publication of the first Material Fact Notice related to the Merger of Shares. SADIA’s common shareholders who have acquired common shares from and including such date will not be entitled to exercise withdrawal rights, as provided for in §1 of Article 137 of Law No. 6.404/76.

Under applicable law, the period for the exercise of withdrawal rights will be 30 (thirty) days from the date the minutes of the general shareholders meeting of SADIA S.A. approving the Merger of Shares are published, which period will end on September 18, 2009.

For any common shareholder who validly exercises his or her withdrawal rights, the payment amount, pursuant to Article 45, §1 of Law No. 6.404/76, will be an amount in reais corresponding to the equity value of the shares as of December 31, 2008, i.e., R$0.41 per common share issued by SADIA, provided the right such common shareholders have to demand a special balance sheet.

Common shareholders whose shares issued by SADIA are deposited on the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros may exercise their withdrawal rights, if applicable, through their custody agents until September 17, 2009. Common shareholders whose shares are held directly in trust with Banco Bradesco S.A., a custodian financial institution of the registered shares issued by SADIA, may exercise their withdrawal rights until September 18, 2009 by presenting the relevant verifying documents and requesting to exercise their withdrawal rights, as provided for in the applicable law, at the Company’s headquarters at Rua Senador Atílio Fontana, 86 - Concórdia – SC, Brazil, or at the administrative office at Rua Fortunato Ferraz, 659, 2nd floor, 05093-301, São Paulo – SP, Brazil, from 9:00am to 5:00pm on Monday to Friday.

Any trading of shares issued by SADIA on the stock exchanges will not be interrupted until September 21, 2009 (inclusive). Payments to common shareholders who validly exercise withdrawal rights must be made by BRF on September 23, 2009.

On September 22, 2009, the shares issued by BRF to SADIA shareholders as a results of the Merger of Shares will start trading under ticker BOVESPA - PRGA3, BRF – Brasil Foods S.A. – Novo Mercado. The ADRs – American Depositary Receipts of BRF delivered to SADIA shareholders as a result of the Merger of Shares will start trading as of September 22, 2009 under ticker NYSE – PDA.

São Paulo, August 18, 2009

Leopoldo Viriato Saboya	José Luís Magalhães Salazar
Finance and Investor Relations Officer	Finance and Investor Relations Officer
BRF – Brasil Foods S.A	SADIA S.A.

Important Notice

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may acquire securities otherwise than pursuant to the business combination, such as in open market or privately negotiated purchases.

This document is not an offering document and does not constitute an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.

Investors in American Depositary Receipts (“ADRs”) of Sadia S.A. (“SADIA”) and holders of preferred shares of SADIA are advised to read the informational document that has been provided to such investors in respect of the business combination between SADIA and BRF – BRASIL FOODS S.A. (“BRF”), as it contains important information.

U.S. investors holding common shares of SADIA are advised to read any other materials furnished by BRF to the shareholders holding common shares of SADIA regarding the business combination, as such documents contain and will contain important information. BRF expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and investors may obtain copies of such documents and any other documents filed by SADIA or BRF with the SEC on the SEC’s website: www.sec.gov. Copies of any other informational documents prepared for the holders of ADRs or U.S. shareholders holding common or preferred shares of SADIA may also be obtained free of charge from BRF, if publicly available.

This notice contains forward-looking statements, which are not based on past facts but on the current judgments and estimates of the management of SADIA and BRF of future economic data and circumstances, industry conditions, the company’s performance and financial results. The words “anticipate”, “believe”, “estimate”, “wait”, “plan” and similar expressions, as related to the Companies, are used to identify forward-looking statements.

Examples of forward-looking statements are: judgments related to the structure and term of any association between SADIA and BRF, corporate strategies, future synergies, future costs, future liquidity of the Companies, pro forma results of operations and the financial health of the Companies.

Such assessments reflect the current judgment of the management and are subject to several risks and uncertainties, including economic and market factors in Brazil and worldwide, conditions of the industries in which such Companies operate, the regulatory implications of the business combination, the ability of the Companies to attain estimated synergies and the risk factors described by the Companies in their documents filed with SEC and the Brazilian Exchange and Securities Commission (“CVM”). There is no guarantee that the anticipated events, trends or results shall be actually implemented.

Any changes to the assumptions and factors which the appraisals have been based on may imply results that are substantially different from current expectations.